SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 8-A/A
Amendment No. 2
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ELDORADO GOLD CORPORATION
(Exact name of registrant as specified in its charter)
Canada	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1188-550 Burrard Street Vancouver, British Columbia, Canada	V6C 2B5
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment”) to Form 8-A of Eldorado Gold Corporation (the “Registrant” or the “Corporation”) amends the information set forth in Item 1 of the registration statement on Form 8-A (File No. 001-31522) originally filed with the Securities and Exchange Commission on January 10, 2003, as amended by Form 8-A filed on October 20, 2009 (together, the “Registration Statement”).  This Amendment No. 2 is being filed to update the description of the Corporation’s common shares, no par value (the “Common Shares”) in the Registration Statement to reflect a reverse stock split (the “Reverse Stock Split”) of the Corporation’s Common Shares at a ratio of 1 for 5 which became effective on December 27, 2018 (the “Effective Time”).
Item 1. Description of Registrant’s Securities to be Registered.
Pursuant to the Reverse Stock Split, every 5 Common Shares which were issued and outstanding immediately prior to the Effective Time were automatically converted into one issued and outstanding Common Share. No fractional Common Shares were issued in connection with the Reverse Stock Split. All fractional Common Shares that were otherwise required to be issued were cancelled. After the Reverse Stock Split, the Corporation’s Common Shares have the same proportional voting rights and are identical in all other respects to the Common Shares prior to the effectiveness of the Reverse Stock Split, except for minor changes and adjustments resulting from the treatment of fractional shares.
The authorized capital of the Registrant consists of an unlimited number of common shares without par value (the “Common Shares”). Pursuant to the Reverse Stock Split, the Registrant’s issued and outstanding shall be 158.8 million Common Shares.
All of the Common Shares rank equally as to (i) voting rights, (ii) participation in a distribution of the assets of the Registrant on a liquidation, dissolution or winding-up of the Registrant and (iii) the entitlement to dividends. In the event of the liquidation, dissolution or winding-up of the Registrant or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Registrant has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board of Directors.
The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and holders of Common Shares are not liable to further calls or to assessment by the Registrant.
There are no restrictions on the repurchase or redemption of the Common Shares by the Registrant provided that such purchase or redemption is either made through a stock exchange, from a bona fide employee of the Registrant or an affiliate or his personal representative, or is under an offer to purchase pro rata made to every holder or is required to be made pursuant to the Canada Business Corporations Act upon exercise by the holder of certain dissent provisions or shareholders remedies set out therein, and provided further that the Registrant is not insolvent at the time of such repurchase or redemption nor would be made insolvent by such action.
The Registrant is limited in its ability to pay dividends on its Common Shares by limitations under the Canada Business Corporations Act relating to the sufficiency of profits from which dividends may be paid.
Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Registrant’s articles of incorporation, bylaws and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The foregoing summary of the Reverse Stock Split is not complete and is qualified in its entirety by reference to the full text of the Restated Articles of Incorporation, as amended, and the Bylaws.
Restrictions on Share Ownership and Voting by Non-Canadians
There are no limitations under the laws of British Columbia, the laws of Canada or in the Registrant’s Articles of Incorporation on the rights of foreigners to hold or vote Common Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) (the “Minister”) of certain acquisitions of “control” of the Corporation by a “non-Canadian”. The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Corporation.
The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Corporation, an acquisition of control is considered to be the acquisition of the majority of the voting shares of the Corporation. However, if a non-Canadian acquires more than one-third of the voting shares of the Corporation, but less than a majority, there is a presumed acquisition of control unless it can be established that the Corporation is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to the Director of Investments within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.
Where the acquirer is a “WTO investor” (as that term is defined in the Investment Act) that is not a state-owned enterprise, a direct acquisition of control of the Corporation will only be reviewable if the Corporation’s enterprise value, is equal to or greater than CAD $1 billion. Where the acquirer is a “trade agreement investor” (a that term is defined in the Investment Act) that is not a state-owned enterprise, a direct acquisition of control of the Corporation will only be reviewable if the Corporation’s enterprise value is equal to or greater than CAD $1.5 billion. . However, a state-owned enterprise (as that term is defined in the Investment Act) acquiring a Canadian business will continue to have the lower threshold of CAD $398 million (for 2018) apply.
Direct acquisitions of control for non-WTO investors are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than CAD $5 million. The CAD $5 million threshold for review also applies with respect to the direct acquisition of control of any Canadian cultural business.
Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor; however, the notification requirements still apply. For non-WTO investors an indirect acquisition will be reviewable if the value of the Company’s assets is CAD $50 million or more. However, the CAD $5 million threshold will apply if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction.
Pursuant to Part IV.1 of the Investment Act, if the Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security, then the Minister may within a prescribed period, notify the investor that the investment may be reviewed, notwithstanding the asset value of the Canadian business being acquired or even if the transaction has closed.
Certain types of transactions are exempt from application of the Investment Act (other than the provisions concerning national security contained in Part IV.1 of the Investment Act) including acquisitions of control of the Company:
(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; or

(d)
by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Exchange Controls
The Registrant is aware of no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the import or export of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of Common Shares. Any such remittances to United States residents, however, may be subject to Canadian withholding tax at a rate of 25%, which may be reduced for qualifying persons resident in the United States pursuant to the Canada - U.S. Income Tax Convention (1980), as amended (the “Convention”).
Except as provided in the Investment Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Registrant’s Articles of Incorporation or any other of the Registrant’s constituent documents on the right of foreigners to hold or vote the Common Shares. Under the Investment Act, the acquisition of control of a Canadian business where the applicable financial thresholds are met may be subject to review and approval by the Minister. For a brief summary of certain provisions of the Investment Act, please see above, under “Restrictions on Share Ownership and Voting by Non-Canadians”.
The provisions of the Investment Act are complex. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisors as to whether and how the Investment Act might apply.
Certain Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the Registrant’s Common Shares generally applicable to purchasers of Common Shares who, at all relevant times, are residents of the U.S. for the purposes of the Convention , are not and have not been resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”) or any applicable income tax convention to which Canada is a signatory, hold their common shares as capital property, deal at arm’s length with and are not affiliated with the Registrant for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Common Shares in the course of carrying on or being deemed to be carrying on business in Canada (for purposes of this discussion, “U.S. Resident Holders”). Whether a U.S. Resident Holder holds Common Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those Common Shares. Common Shares will generally be considered to be capital property to a U.S. Resident Holder unless the Common Shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such Common Shares. Special rules, which are not discussed in this summary, may apply to : (i) a U.S. Resident Holder that is a “financial institution,” as defined in the Canadian Tax Act for purposes of the mark-to-market rules, (ii) a U.S. Resident Holder, an interest in which would be a “tax shelter investment,” as defined in the Canadian Tax Act, (iii) a U.S. Resident Holder that is a “specified financial institution,” as defined in the Canadian Tax Act, (iv) a U.S. Resident Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Canadian Tax Act, or (v) a U.S. Resident Holder that is a “registered non-resident insurer” or an “authorized foreign bank,” both within the meaning of the Canadian Tax Act. Any such U.S. Resident Holder should consult its own tax advisor.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.
Dividends
Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Common Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the Common Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of the Registrant at that time, in which case the rate of Canadian withholding tax is reduced to 5%. However, not all U.S. Resident Holders will qualify for the benefits of the Convention.
Dispositions
A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain, or entitled to deduct any capital loss, realized by the holder on a disposition or deemed disposition of Common Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Generally, the Common Shares will not be taxable Canadian property to a U.S. Resident Holder at a particular time provided that: (i) the Common Shares are listed at that time on a designated stock exchange (which currently includes the TSX Venture Exchange and the NASDAQ), (ii) at no time during the 60 month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (I) the U.S. Resident Holder, (II) persons with whom the U.S. Resident Holder did not deal at arm’s length (for the purposes of the Canadian Tax Act), and (III) partnerships in which the U.S. Resident Holder or a person described in (II) holds a membership interest directly or indirectly through one or more partnership; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one, or any combination of: (I) real or immovable property situated in Canada; (II) Canadian resource property (as defined in the Canadian Tax Act); (III) timber resource property (as defined in the Canadian Tax Act), or (IV) options in respect of, interests in or civil law rights in any of the foregoing property, whether or not such property exists, and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. U.S. Resident Holders for whom the common shares are, or may be, taxable Canadian property should consult their own tax advisors.

Item 2. Exhibits.
The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description
1*
Restated Certificate of Incorporation and Restated Articles of Incorporation (previously furnished as Exhibit 99.2 to the Registrant’s Report of Foreign Issuer on Form 6-K filed with the Commission on June 19, 2014)

2	Certificate of Amendment and Articles of Amendment
3*	Bylaws (previously furnished as Exhibit 99.1 to the Registrant’s Report of Foreign Issuer on Form 6-K filed with the Commission on June 19, 2014)
* Previously filed

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on December 27, 2018.
ELDORADO GOLD CORPORATION

/s/ George Burns
Name:   George Burns
Title:     President, Chief Executive Officer and Director
 (Principal Executive Officer)

/s/ Philip Yee
Name:  Philip Yee
Title:    Chief Financial Officer
(Principal Financial and Accounting Officer)